Exhibit D-1

RECENT DEVELOPMENTS

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2013 on Form 18-K filed with the SEC on August 27, 2014, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2013, as amended from time to time, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2013.

GENERAL

The Republic’s economy was impacted by the 2008-2009 global financial crisis but has been recovering from such crisis since the last quarter of 2009. The Republic’s GDP increased by 1.7% in the third quarter of 2014 as compared to the third quarter of 2013. See “Recent Developments — Key Economic Indicators”.

From December 31, 2013 to December 31, 2014, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) increased by 26.43%.

In the run up to the municipal elections held on March 30, 2014, after a number of leaked recordings of senior government officials suggesting corruption appeared on the micro-blogging media platform, Twitter, and leaked recordings of senior government officials discussing military matters appeared on YouTube, the Turkish telecommunications authority (“TIB”) restricted access to Twitter for not implementing the rulings of Turkish courts. On March 27, 2014, the TIB blocked access to YouTube as a precautionary administrative measure on the basis of a ruling by the Gölbaşı Court of Peace from March 27, 2014 that there had been a violation of Paragraph 1/b of Article 8 of Law No. 5651 on internet publications, which was reported to have been undertaken for national security reasons. On April 3, 2014, the Republic’s constitutional court lifted the ban on Twitter after the constitutional court ruled on April 2, 2014 that the measure breached freedom of expression laws. On April 4, 2014, an Ankara court ordered the ban on YouTube to be lifted, saying the ban was too broad, but allowed the blockage of 15 specific videos to remain in place.

On October 18, 2014, the İstanbul Chief Prosecutor’s Office dropped charges against 53 suspects in a corruption investigation. The İstanbul Chief Prosecutor’s Office decided there were no grounds for legal action against the suspects because evidence had not been collected properly, there was insufficient evidence, the elements of an offense were nonexistent and no traces of organized crime were found.

On May 13, 2014, an explosion at a coal mine in Soma, Manisa, caused an underground mine fire. 301 people were killed in that disaster. Following the incident, an investigation was initiated and 24 people were taken into custody. On November 10, 2014, the indictment of the case was presented to the court by the chief public prosecutor. The indictment has been rejected by the court on four grounds, including lack of testimony, lack of evidence, violation of the principle of individual criminal responsibility and submission of charges without including the necessary technical details. The prosecution office can appeal the decision or submit new or amended charges to the court.

The Republic is continuing its humanitarian efforts to provide shelter to refugees fleeing the conflict in Syria. As of November 7, 2014, approximately 221,447 Syrian refugees are in accommodation centers in the Republic.

On September 11, 2014, the annual review of the Republic’s economy, referred to as an Article IV consultation, commenced with the visit of an IMF staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On September 24, 2014, the IMF published a concluding statement describing its findings. In its statement, the mission found that the Republic’s rapid growth has resulted in high inflation and a large external deficit that needs to be addressed with macroeconomic policies and structural reforms. The IMF statement indicated that the Republic’s GDP growth in 2014 is expected to be 3.0%, driven by public sector support, net exports and a mild revival of private consumption in the later part of the year. However, the IMF statement expressed concerns regarding the Republic’s current account deficit and inflation, noting that in the near term, stronger macroeconomic policies need to be implemented. Lastly, the IMF highlighted the need to, in the medium term, increase private sector savings and promote lower energy dependence.

On December 5, 2014, the IMF staff report for the 2014 Article IV Consultation was published. In the report, it is stated that Turkey’s economy has grown on average by 6% annually since 2010, but this has come at the expense of a persistently large external deficit making the economy sensitive to changes in external financing conditions. It was also underlined that inflation is high and above the government’s target, and real policy interest rates remain negative. The report noted that policies should focus on rebalancing the economy, reducing the external deficit by boosting savings rather than decreasing investment and lowering inflation to preserve competitiveness. It was also noted that over the medium term, implementation of the ambitious structural reform agenda is critical to raising potential growth.

Among other measures, the IMF report recommended (i) tightening the fiscal policy; (ii) renewing the focus of monetary policy on the inflation target; and (iii) expanding the (macro) prudential toolkit to contain risks to financial stability.

On October 17, 2014, the Organisation for Economic Co-operation and Development (the “OECD”) Working Group on Bribery adopted the Phase 3 Report on Implementing the OECD Anti-Bribery Convention (the “Phase 3 Report”). In the Phase 3 Report, the OECD Working Group expressed concerns about the Republic’s low level of anti-bribery enforcement. The OECD Working Group recommended that the Republic improve its efforts to proactively detect, investigate and prosecute allegations of foreign bribery. The OECD Working Group also expressed concern regarding certain deficiencies in the Republic’s corporate liability legislation and enforcement against legal persons. As a result, the OECD Working Group made several recommendations to address these concerns.

In October 2014, the Financial Action Task Force (the “FATF”) Plenary concluded that the Republic had made significant progress in improving its anti-money laundering/countering the financing of terrorism (AML/CFT) regime and noted that the Republic had strengthened the legal and regulatory framework to meet its commitments in its action plan regarding the strategic deficiencies that the FATF had identified in February 2010. As a result, the FATF Plenary concluded that the Republic would no longer be subject to the FATF’s monitoring process under its on-going global AML/CFT compliance process. In October 2014, the FATF also published its 15th follow-up report on the mutual evaluation of the Republic and noted that the Republic had made significant progress in addressing the deficiencies in its AML/CFT measures, as identified in the mutual evaluation report of February 2007. Although the FATF identified outstanding AML/CFT issues in its mutual evaluation report, the FATF Plenary decided at its October 2014 Plenary meeting that the Republic had taken sufficient steps in addressing technical compliance with the core and key recommendations set forth in the mutual evaluation to be removed from the follow-up process.

On December 14, 2014, Turkish authorities made over two dozen arrests of media representatives during raids of a newspaper and TV station with close ties to the US-based Islamic cleric Fethullah Gulen, the spiritual leader of the Gulen movement, an opposition movement in Turkey. The arrests were made on charges of forgery, fabricating evidence and forming an illegal organization to oppose the state. On December 14, 2014, European Union officials Federica Mogherini and Johannes Hahn issued a joint statement stating that such actions were incompatible with the freedom of media, which is a core principle of democracy. On December 15, 2014, Turkish President Recep Tayyip Erdogan issued a statement that such steps were necessary and within the rule of law against elements that threaten national security. Following the arrests, several detainees have been released with the remaining subject to further interrogation. On December 19, 2014, the 1st Istanbul Penal Court of Peace issued an arrest warrant for Fethullah Gulen. On January 5, 2015, Turkish authorities detained twenty police officers associated with the Gulen movement on suspicion of eavesdropping on politicians, businessmen and government employees.

POLITICAL CONDITIONS

The following table sets forth the composition of the Assembly by total number of seats as of January 7, 2015:

Political Party	Number of Seats
Justice and Development Party (AKP)	312
Republican People’s Party (CHP)	127
Nationalist Action Party (MHP)	52
People’s Democratic Party (HDP)	26
Independents	13
Democratic Regions Party (DBP)*	1
Electronic Democracy Party	1
Democratic Progress Party	1
Nation and Justice Party	1
Anatolia Party	1
Total	535

Source :	The Grand National Assembly of Turkey
*:	Former Peace and Democracy Party (BDP)

On July 11, 2014, the Peace and Democracy Party changed its name to the Democratic Regions Party.

On August 10, 2014 the presidential elections were held. According to the official results, the Republic’s outgoing Prime Minister Recep Tayyip Erdoğan has been elected by absolute majority vote to a five-year term as president. Recep Tayyip Erdoğan received 51.79% of the total votes, whereas Ekmeleddin Ihsanoglu, the joint candidate of the Republic’s two largest opposition parties, claimed 38.44% and Selahattin Demirtas, candidate of the pro-Kurdish Democratic Regions Party (formerly the Peoples’ Democracy Party), won 9.76%.

KEY ECONOMIC INDICATORS

The following table sets forth increases or decreases in the percentage of GDP represented by economic sector (at current prices and expressed in percentages) for the periods indicated:

GDP by Economic Sector	2013	2014 Q1	2014 Q2	2014 Q3
1. Agriculture, forestry and fishing	7.4	3.6	5.9	12.0
2. Mining and quarrying	1.4	1.3	1.4	1.7
3. Manufacturing	15.3	16.6	16.3	14.2
4. Electricity, gas, steam and air conditioning supply	1.8	1.6	1.6	1.5
5. Water supply, sewerage, waste management and remediation	0.7	0.6	0.7	0.7
6. Construction	4.4	4.6	5.0	4.3
7. Wholesale and retail trade	12.0	12.3	12.4	11.3
8. Transportation and storage	12.0	11.2	12.3	12.0
9. Accommodation and food service activities	2.5	1.9	2.1	3.8
10. Information and communication	2.0	2.0	2.0	1.6
11. Financial and insurance activities	3.4	3.2	3.0	3.0
12. Real Estate activities	10.0	10.3	10.0	9.2
13. Professional, scientific and technical activities	3.1	4.0	3.1	2.5
14. Administrative and support service activities	2.0	2.4	2.0	1.7
15. Public administration and defense; compulsory social security	4.2	4.9	4.2	4.0
16. Education	3.6	4.5	3.8	3.2
17. Human health and social work activities	1.5	1.7	1.5	1.5

GDP by Economic Sector	2013	2014 Q1	2014 Q2	2014 Q3
18. Arts, entertainment and recreation	0.2	0.3	0.2	0.2
19. Other service activities	1.1	1.1	1.0	1.0
20. Activities of household as employers	0.2	0.3	0.2	0.2
21. Sectoral total	88.6	88.6	88.9	89.7
22. Financial intermediation services indirectly measured	1.6	1.4	1.3	1.4
23. Taxes-Subsidies	13.0	12.8	12.5	11.7
24. Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (at constant prices and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4	Annual
2013	3.1%	4.6%	4.2%	4.5%	4.1%
2014	4.8%	2.2%	1.7%	—	—

For the month of December 2014, CPI decreased by 0.44% and domestic PPI decreased by 0.76% as compared to the previous month.

In December 2014, the Republic’s annual CPI and domestic PPI increased by 8.17% and 6.36%, respectively, as compared to the same month of the previous year. In December 2013, the Republic’s annual CPI and domestic PPI increased by 7.40% and 6.97% respectively, as compared to the same month of the previous year.

The Central Bank set the annual inflation target rates for 2014 at 5.0%. The following table sets forth the quarterly inflation path and uncertainty band for 2014:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2014

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source : Central Bank

In October 2014, the Central Bank revised its year-end inflation expectation from a range of 6.7% to 8.5% (7.6% mid-level) to a range of 8.4% to 9.4% (8.9% mid-level).

On January 5, 2015, the Central Bank foreign exchange buying rate for U.S. dollars was TL2.3411 per U.S. dollar, compared to an exchange buying rate of TL2.2358 per U.S. dollar on December 5, 2014. On July 10, 2013, the Central Bank sold U.S.$1.3 billion, in addition to the U.S.$2.25 billion sold on July 8, 2013, in an effort to stabilize the volatility in the exchange rate.

On November 19, 2014, the Government offered an interest rate of 8.44% for its 10-year Government Bond, compared to 9.08% on November 20, 2013.

The calendar adjusted industrial production index increased by 2.4% in October 2014 compared to October 2013 (year on year).

The following table indicates unemployment figures for the first eight months of 2014:

2014	Unemployment rate	Number of unemployed
January	9.2	2,580,000
February	9.1	2,589,000
March	9.2	2,617,000
April	9.2	2,637,000
May	9.6	2,748,000
June	10.0	2,867,000
July	10.4	3,003,000
August	10.4	2,994,000
September	10.7	3,097,000

Source : TURKSTAT

On January 28, 2014, the Central Bank’s Monetary Policy Committee (“MPC”) held an interim meeting at which it increased short-term interest rates as follows:

a) Overnight Interest Rates: the Marginal Funding Rate was increased from 7.75% to 12%, the borrowing rate was increased from 3.5% to 8%, and the interest rate on borrowing facilities provided for primary dealers via repo transactions was increased from 6.75% to 11.5%;

b) the one-week repo rate was increased from 4.5% to 10.0%; and

c) Late Liquidity Window Interest Rates (between 4:00 p.m. – 5:00 p.m.): the borrowing rate was kept at 0%, and the lending rate was increased from 10.25% to 15%.

On December 24, 2014, the MPC held an interim meeting at which it kept short-term interest rates constant (compared to the prior meeting) as follows:

a) Overnight Interest Rates: the Marginal Funding Rate was kept at 11.25%, the interest rate on borrowing facilities provided for primary dealers via repo transactions was kept at 10.75%, and the borrowing rate was kept at 7.50%.

b) the one-week repo rate was kept at 8.25%.

c) Late Liquidity Window Interest Rates (between 4:00 p.m. – 5:00 p.m.): the borrowing rate was kept at 0%, and the lending rate was kept at 12.75%.

The MPC stated that loan growth continues at reasonable levels in response to the tight monetary policy stance and macroprudential measures, and external demand remains weak, while the contribution of domestic demand to growth is increasing. The MPC noted that macroprudential measures taken at the beginning of the year and the tight monetary policy stance continue to have a favorable impact on the core inflation trend. The MPC also noted that declining commodity prices, in particular oil prices, will contribute to disinflation. The MPC decided to keep the one-week repo rate constant. The MPC stated that inflation expectations, pricing behavior and other factors that affect inflation will be closely monitored and the tight monetary policy stance will be maintained, by keeping a flat yield curve, until there is a significant improvement in the inflation outlook.

As of January 5, 2015, the one-week repo auction rate of the Central Bank was 8.25%, the Central Bank overnight borrowing interest rate was 7.50% and the Central Bank Marginal Funding Rate was 11.25%.

TOURISM

In November 2014, the number of foreign visitors visiting the Republic increased by approximately 1.19% to 1,729,803 as compared to the same month of 2013. Between January and October 2014, the number of foreign visitors visiting the Republic increased by approximately 5.35% to 35,257,859 as compared to the same period in 2013. According to the balance of payments presentation, in October 2014, tourism revenues increased by 1.62% compared to the same month of 2013. Between January and October 2014, tourism revenues amounted to U.S.$22,393 million, as compared to U.S.$20,832 million in the same period in 2013.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In November 2014, the trade balance (according to provisional data) posted a deficit of U.S.$8.316 billion as compared to a deficit of U.S.$7.213 billion in the same period in 2013. In November 2014, total goods imported (c.i.f.)1, including gold imports, increased by 0.2% to approximately U.S.$21.448 billion, as compared to approximately U.S.$21.414 billion during the same period in 2013. In November 2014, the import of capital goods, which are used in the production of physical capital, decreased by approximately 5.1% over the same period in 2013; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by approximately 4.1% over the same period in 2013; and the import of consumption goods decreased by approximately 13.5% over the same period in 2013. In November 2014, total goods exported (f.o.b.)2, decreased by 7.5% to approximately U.S.$13.132 billion, as compared to approximately U.S.$14.201 billion during the same period of 2013. In October 2014, the current account produced a deficit of approximately U.S.$2,027 billion, as compared to a deficit of approximately U.S.$3,286 billion in the same period

[1]	c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.
[2]	f.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

of 2013. According to the Medium Term Program for the 2015-2017 period that was announced on October 8, 2014 (the “2015 Medium Term Program”), the current account deficit was projected to be U.S.$46 billion in 2014 and U.S.$46 billion in 2015. In January-December 2011, the current account deficit was U.S.$75.1 billion. In January-December 2012, the current account deficit was U.S.$47.8 billion. In January-December 2013, the current account deficit was U.S.$65.1 billion.

As of October 2014, total gross international reserves of the Central Bank were approximately U.S.$148,268.90 million (compared to U.S.$149,151.60 million as of October 2013). As of December 19, 2014, gold reserves were approximately U.S.$20,134 million (compared to U.S.$20,872 million as of December 20, 2013) and the Central Bank gross foreign exchange reserves were approximately U.S.$107,210 million (compared to approximately U.S.$114,194 million as of December 20, 2013).

As of December 30, 2014, the Central Bank held approximately TL17.4 billion in public sector deposits.

PUBLIC FINANCE AND BUDGET

During the period from January – November in 2014, the central government consolidated budget expenditures were approximately TL398.2 billion and the central government consolidated budget revenues were approximately TL386.9 billion, compared to central government consolidated budget expenditures of approximately TL358.2 billion and consolidated budget revenues of approximately TL357 billion during the same period in 2013. During the period from January – November in 2014, the central government consolidated budget deficit was approximately TL11.3 billion, compared to a central government consolidated budget deficit of approximately TL1.2 billion during the same period in 2013.

During the period from January – November in 2014, the central government consolidated budget primary surplus reached approximately TL37.1 billion, compared to the central government consolidated budget primary surplus of approximately TL46.8 billion during the same period in 2013.

In November 2014, the central government consolidated budget expenditures were approximately TL35.6 billion and the central government consolidated budget revenues were approximately TL39.2 billion, compared to central government consolidated budget expenditures of approximately TL30.5 billion and consolidated central government budget revenues of approximately TL36.9 billion during the same period in 2013.

In November 2014, the central government consolidated budget surplus was approximately TL3.6 billion, compared to a central government consolidated budget surplus of approximately TL6.4 billion during the same period in 2013.

In November 2014, the central government consolidated budget primary surplus reached approximately TL6.8 billion, compared to a central government consolidated budget primary surplus of approximately TL8.2 billion during the same period in 2013.

The following tables set forth the details of the central government budget for the period from January-November 2014 and for November 2014.

Central Government Budget (Thousand TL)	January – November 2014 (cumulative)	November 2014
Budget Expenditures	398,237,453	35,617,822
1-Excluding Interest	349,777,573	32,430,838
Compensation of Employees	103,239,760	9,330,790
Social Security Contributions	17,215,853	1,549,033
Purchase of Goods and Services	31,997,036	4,081,944
Current Transfers	147,128,619	11,471,218
Capital Expenditures	35,974,159	5,053,258
Capital Transfers	5,299,944	588,699

Central Government Budget (Thousand TL)	January – November 2014 (cumulative)	November 2014
Lending	8,922,202	355,896
2-Interest	48,459,880	3,186,984
Budget Revenues	386,898,262	39,219,153
1-General Budget Revenues	372,411,828	38,193,258
Taxes	321,660,697	35,085,277
Property Income	15,114,917	692,779
Grants and Aids and Special Revenues	1,991,520	101,293
Interest, Shares and Fines	25,758,378	2,126,938
Capital Revenues	7,010,167	130,309
Collections from Loans	876,149	56,662
2-Special Budget Institutions	11,545,138	865,635
3-Regularity & Supervisory Institutions	2,941,296	160,260
Budget Balance	-11,339,191	3,601,331
Balance Excluding Interest	37,120,689	6,788,315

Source : Ministry of Finance

BANKING SYSTEM

The Republic has a relatively strong, well-capitalized and profitable banking system. The banking system in the Republic had a capital adequacy ratio3 of 16.56% and a relatively low non-performing loan ratio4 of 3.01% as of November 2014.

As of January 5, 2015, the reserve requirement ratios (the “RRRs” and each, an “RRR”) for foreign exchange (FX) denominated liabilities of banks and financing companies were revised in order to encourage the extension of maturities of non-core liabilities. The revisions will be effective as of the calculation period dated February 13, 2015 and the maintenance period will begin on February 27, 2015.

Liabilities other than deposits/participation funds	Current Ratios (%)	New Ratios (%)
With maturity up to (and including 1 year)	13	18
With maturity up to (and including 2 years)	11	13
With maturity up to (and including 3 years)	11	8
With maturity up to (and including 4 years)	6	7
With maturity longer than 5 years	6	6

As of January 5, 2015, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 8.5% depending on maturity. Furthermore, as of that date RRRs were 11.5% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to 1 month and 3 months (including 1 and 3 months).

DEBT

The Central Government’s total domestic debt stock was approximately TL413.6 billion as of the end of November 2014, compared to approximately TL405.4 billion as of the end of November 2013. In November 2014, the average maturity of the Republic’s domestic cash borrowing was 71.5 months, as compared to 78.9 months as of November 2013. The average annual interest rate on domestic cash borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 8.3% in November 2014, compared to 9.04% in November 2013.

[3]	Regulatory capital/Total risk weighted items
[4]	Gross non-performing loans/Total cash loans

The total gross outstanding external debt of the Republic was approximately U.S.$401.98 billion (at then-current exchange rates) at the end of the second quarter of 2014. The table below summarizes the gross external debt profile of the Republic (at period end).

Gross External Debt Profile (Million U.S.$)	2013 Q1	2013 Q2	2013 Q3	2013 Q4	2014 Q1	2014 Q2	2014 Q3
GROSS EXTERNAL DEBT	352,311	367,923	373,679	389,540	388,280	401,981	396,800
SHORT TERM	114,143	124,393	124,584	130,489	125,809	131,771	131,863
Public Sector	12,598	15,382	16,606	17,605	17,843	18,159	18,934
Central Bank	980	963	905	833	762	661	417
Private Sector	100,565	108,048	107,073	112,051	107,204	112,951	112,512
LONG TERM	238,168	243,530	249,095	259,051	262,471	270,210	264,937
Public Sector	92,038	93,056	95,168	98,258	99,282	101,278	99,705
Central Bank	5,657	5,432	4,744	4,401	4,100	3,628	2,527
Private Sector	140,474	145,042	149,183	156,392	159,089	165,304	162,706

Source : Undersecretariat of Treasury

INTERNATIONAL RELATIONS

On October 8, 2014, the European Commission published the “Turkey 2014 Progress Report”, assessing the current relations between the Republic and the European Union, analyzing the situation in the Republic in terms of both the political and economic criteria for membership and Turkey’s capacity to take on the obligations of membership. In addressing the political criteria, the report noted that the adoption in March 2014 of an Action Plan on Prevention of Violations of the European Convention on Human Rights (ECHR) was an important step aimed at aligning the Republic’s legal framework and practice with the case-law of the European Court of Human Rights (ECtHR). Moreover, the report said that the law to ‘bring a stronger legal foundation to the settlement process’ aiming at a solution of the Kurdish issue strengthens the basis for the settlement process and makes a positive contribution to stability and protection of human rights in the Republic. On the other hand, the report noted that the government’s response to allegations of corruption targeting high-level personalities, including members of the government and their families, raised serious concerns over the independence of judiciary and the rule of law. It also noted that a number of provisions of the Turkish legal framework and their interpretation by members of the judiciary continue to hamper freedom of expression, including freedom of the media. The report recommends these shortcomings be addressed and the authorities need to enhance efforts to protect other fundamental rights and freedoms so that all citizens can exercise their rights without hindrance. In terms of economic criteria, the European Commission noted that, following the slowdown in economic growth in 2012, output and employment have increased at a moderately high rate. However, reliance on sustained capital inflows makes the Republic vulnerable to changes in global risk sentiment, resulting in large exchange rate fluctuations. Finally, in connection with the Republic’s capacity to take on obligations of European Union membership, the Republic has continued to align with the acquis.